Mail Stop 4561

July 15, 2008

Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114-3484

      RE: **National City Corporation**
              Preliminary 14A, filed May 12, 2008
              Form 10-K for Fiscal Year Ended December 31, 2007
              File Number 1-10074

Dear Mr. Kelly,

We have completed our review of your Preliminary 14A and Form 10-K and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief